June 25, 2018



Via Email

Eduardo Gallardo
Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, New York 10166

       Re:    SJW Group
              Schedule TO-T/A filed June 21, 2018
              Filed by California Water Service Group
              File No. 5-36500

Dear Mr. Gallardo:

       The Office of Mergers and Acquisitions has reviewed the amended filing listed above.
Our comments follow. All defined terms have the same meaning as in the Offer to Purchase included as Exhibit (A)(1)(I) to the Schedule TO-T.

       Please respond to this letter by revising your Schedule TO-T, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

   1. Refer to comment 1 in our June 12, 2018 comment letter and your response, including the changes you made in the revised tender offer materials in response to that comment. For both the California Public Utility Commission and Public Utility Commission of Texas
      approvals needed to consummate the Offer, you have noted in revised disclosure that if anyone protests your acquisition or in the case of the Texas Commission, if hearings are held, the time frame for approval could be or would likely be further extended. As previously requested, include an estimate of the approximate timeframe needed for regulatory review in the likely event (given the unsolicited nature of your Offer) that SJW does not cooperate with or protests your applications. If there are statutory maximum review periods with either the Texas or California regulatory bodies, disclose those.
 Eduardo Gallardo, Esq.
Gibson Dunn & Crutcher LLP
June 25, 2018
Page 2


Withdrawal Rights, page 14

   2. Refer to comment 3 in our June 12, 2018 comment letter and your response.
As
      requested, please revise to explain the circumstances under which you believe you could delay acceptance of or payment for accepted shares. In light of the revisions to the tender offer materials made in response to comment 2 in which you state no conditions will survive the expiration of the Offer, it is not apparent to us how or why acceptance or payment could be delayed, consistent with the tender offer rules.

Source and Amount of Funds, page 22

   3. Refer to comments 4 and 5 in our June 12, 2018 comment letter. We believe a reasonable period of time must remain in the Offer period after you enter into the bridge loan facility, amend the Schedule TO to provide the required disclosure under Item 1007 about it, file the bridge loan agreement as an exhibit to the Schedule TO, and disseminate this new information to SJW Group shareholders. See Rules 14d-3(b) and 14d-4(d)(1).
      In your response letter, tell us when you will file and how you will disseminate this new information, with reference to the number of days the Offer will remain open after you do
      so. We may have further comments.

Conditions to the Offer, page 29

   4. Refer to comment 8 in our June 12, 2018 comment letter. The changes you made to the offer materials do not address the issue regarding the fact that as drafted and as amended, a condition could be triggered by the actions or inactions of the bidder in this Offer.
      Please revise.

Exhibit (a)(5)(ii)   Press Release dated June 15, 2018

   5. In future offer materials/proxy materials, avoid referencing the Eversource Energy proposal to acquire Connecticut Water as an "unsolicited bid." That language incorrectly implies that the proposal is a tender offer like your unsolicited Offer to acquire SJW
      Group, when it is in fact something more preliminary.

   6. In future tender offer materials, avoid referencing the Private Securities Litigation
      Reform Act of 1995 definition of forward-looking statements. The Reform Act's safe harbor provisions do not extend to forward looking statements made in connection with a tender offer.
 Eduardo Gallardo, Esq.
Gibson Dunn & Crutcher LLP
June 25, 2018
Page 3


        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
Please contact me at (202) 551- 3263 with any questions about these comments.


                                                            Sincerely,


                                                            /s/ Christina Chalk


                                                            Christina Chalk
                                                            Senior Special
Counsel
                                                            Office of Mergers
and Acquisitions




cc:    Eduardo Gallardo, Esq. (via email)